

Asante Capital Group Advisors LLC

Statement of Financial Condition

March 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/19** AND ENDING **03/31/20**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Asante Capital Group Advisors LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

25 Old Burlington Street, 4th Floor

(No. and Street)

London	**United Kingdom**	**W1S 3AN**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Warren Thirkell Hibbert +44 203 696 4700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – if individual, state last, first, middle name)

4 Times Square, 19th Floor	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)







OATH OR AFFIRMATION

I, Warren Thirkell Hibbert, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asante Capital Group Advisors LLC, as of March, 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PICCADILLY

Signature

CHIEF COMPLIANCE OFFICER

Title

SIGNED AND AFFIRMED AT LONDON, ENGLAND, THIS 22nd MAY 2020 BEFORE ME:

Notary Public

DAVID NOEL LLOYD FAWCETT
Notary Public of London, England
Empowered to administer Oaths
My commission expires with life

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managers of Asante Capital Group Advisors LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Asante Capital Group Advisors LLC (the Company) as of March 31, 2020, and the related notes to the financial condition (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

RSM US LLP

New York, New York
May 21, 2020

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Asante Capital Group Advisors LLC

Statement of Financial Condition
March 31, 2020
(amounts expressed in U.S. dollars)

ASSETS

Cash	$	3,516,836
Prepaid expenses		16,176
Prepaid taxes		408,138
Fees receivable		120,291
Fixed assets (net of accumulated depreciation of $124,493)		38,120
Total assets	$	4,099,561

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to affiliates	$	114,207
Compensation payable		810,000
Deferred income		257,463
Accrued expenses and other liabilities		217,769
Total liabilities		1,399,439
Commitments (note 6)		
Member's Equity		2,700,122
Total liabilities and member's equity	$	4,099,561

See Notes to Financial Statements.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 1.   Organization and Summary of Significant Accounting Policies

Description of Business: Asante Capital Group Advisors LLC (the "Company"), a Delaware limited liability company, was formed in June 2010 and is an indirect wholly owned subsidiary of Asante Capital Group LLP. The Company became a broker-dealer in September 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company is currently exempt from the provisions of Rule 15c3-3 of the SEC based on Paragraph (k)(2)(i) of the rule.

Significant accounting policies are:

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates: The preparation of the financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company earns revenue by charging a placement fee and a retainer fee for raising capital for private equity firms and investment managers. Private placement fees are recognized when services related to the underlying transactions are completed under the terms of the agreement. Retainer fees are recognized monthly as ongoing performance obligations are met.

Concentration: At March 31, 2020, approximately 50% of fees receivable are due from one customer.

Cash: Cash represents bank demand deposits, held at one financial institution, which at year end exceeds federally insured limits, however, the Company does not believe that this results in any significant credit risk.

Prepaid Expenses: The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortized under the straight line method. Fixed assets are depreciated over their useful lives.

Expenses and Liabilities: All costs and expenses are recorded on the accrual basis.

Income Taxes: The Company is a single-member limited liability company and has elected to be treated as a "C Corp" for federal income tax purposes. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting*

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

for Income Taxes. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended March 31, 2020, management has determined that there are no material uncertain income tax positions.

New Accounting Pronouncements: In February 2016, FASB issued ASU 2016-02, Leases, which requires lessees to recognize assets and liabilities for leases with lease terms greater than twelve months on the balance sheet and disclose key information about leasing arrangements. The adoption of ASU 2016-02 becomes effective for the Company for annual reporting periods beginning after December 15, 2018. Effective April 1, 2019, the Company has adopted ASU 2016-02 and it had no material impact on the financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financial receivables and other financial assets in scope. The Company is currently evaluating the impact of the new pronouncements. In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The Company is currently evaluating the impact of the new pronouncement.

Note 2.   Related Party Transactions

The Company entered into an expense allocation agreement ("Agreement") with Asante Capital Group LLP and Asante Capital Group HK Limited. For the year ended March 31, 2020, the Company was allocated $397,586 in expenses from Asante Capital Group LLP, which are included under expenses on the statement of operations. Asante Capital Group LLP also paid $168,259 of pass through expenses on behalf of the Company, these expenses are included under expenses on the statement of operations. There is a high level of integration of the Company's activities and operations with the ultimate parent and the accompanying financial statements are indicative of the Company's current financial conditions and results of operations as part of that group. As at March 31, 2020 the Company had a net payable of $28,692 due to Asante Capital Group LLP, which is shown under due to affiliates on the statement of financial condition. The Company also has a net payable of $85,515 due to Asante Capital Group HK Limited, which is shown under due to affiliates on the statement of financial condition.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 3.   Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

Note 4.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5.   Income Taxes

As described in Note 1, the Company has elected to be taxed as a "C Corp" for federal income tax purposes. As a result, the Company's tax provision comprised of a marginal tax rate of 21% for federal taxes and an effective tax rate of 21%.

Deferred taxes consist of the following components as of March 31, 2020 and is included under accrued expenses and other liabilities on the statement of financial condition:

Liability	
Depreciation	$46,988

Note 6.   Commitments

Leases: In October 2017, the Company executed an operating lease for office space in New York, New York, with an affiliate, on a month-to-month basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement. The Company has made an election not to apply the recognition requirements of ASC 842 to short-term leases.

Note 7.   Fixed Assets

Fixed assets, at cost consist of the following:

Asset Class	Cost	Estimated useful life
Computers and office equipment	$80,158	3 years
Furniture	$82,455	3 years
	$162,613	
Less accumulated depreciation	$124,493	
Total Fixed Assets, net	$38,120	

5

Asante Capital Group Advisors LLC

Notes to Stetement of Financial Condition
(amounts expressed in U.S. dollars)

Note 8.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2020, the Company had net capital of $2,117,397 which was $2,024,101 in excess of its required net capital of $93,296 The Company's ratio of aggregate indebtedness to net capital was 0.66 to 1.

Note 9.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Note 10.   Covid-19

Recently, the outbreak of COVID-19 has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. Depending on the severity and length of the outbreak, COVID-19 could present uncertainty and risk with respect to the Company, its performance, and its financial results.

